11021249

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 03 2011

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04575

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: St. Germain Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Main Street
(No. and Street)

Springfield	MA	01115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Valickus 413 733 5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Valickus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of St. Germain Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman of the Board

Title

Marion F. Roberts - my com. exp. 12,9,2016

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

St. Germain Securities, Inc.

Financial Statements and Supplementary Information

Period August 1, 2010 (Date of Inception) to December 31, 2010

Table of Contents

Independent Auditors' Report

To the Board of Directors and Shareholders of St. Germain Securities, Inc.:

We have audited the accompanying statement of financial condition of St. Germain Securities, Inc. as of December 31, 2010, and the related statements of operations, changes in shareholder's equity and cash flows for the period August 1, 2010 (date of inception) to December 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of St. Germain Securities, Inc. at December 31, 2010, and the results of their operations and their cash flows for the period August 1, 2010 (date of inception) to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2011

St. Germain Securities, Inc.

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$ 339,121
Prepaid expenses	5,686
Investments	340,101
Accrued interest receivable	2,736
Other assets	126,290
	$ 813,934

Liabilities and Shareholder's Equity

Liabilities:	
Payable to parent	$ 16,990
Accrued expenses and other liabilities	38,002
Total liabilities	54,992
Shareholder's equity:	
Common shares, $1 par value, 100 shares authorized, issued and outstanding	790,897
Retained deficit	(31,955)
Total shareholder's equity	758,942
Total liabilities and shareholder's equity	$ 813,934

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Operations

August 1, 2010 (Date of Inception) to December 31, 2010

Operating revenues:	
Commissions and fees	$ 420,313
Interest income	28,543
Realized and unrealized loss on investments, net	(5,406)
Other income	40,093
Total revenue	483,543
Operating expenses:	
Production costs	173,715
Salary and benefits	173,124
Other operating expenses	189,729
Total operating expense	536,568
Loss before income taxes	(53,025)
Income tax benefit	21,070
Net loss	$ (31,955)

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Changes in Shareholder's Equity

August 1, 2010 (Date of Inception) to December 31, 2010

	Shares	Common Stock	Retained Earnings (Deficit)	Total
Issuance of common stock	100	$790,897	$ -	$790,897
Net loss		-	(31,955)	(31,955)
Shareholder's equity at December 31, 2010	100	$790,897	$ (31,955)	$758,942

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Statement of Cash Flows

August 1, 2010 (Date of Inception) to December 31, 2010

Cash flows from operating activities:	
Net loss	$ (31,955)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Accrued interest receivable	1,716
Investments owned, net	5,587
Prepaid assets	280
Other assets	(5,708)
Payable to parent	16,990
Accrued expenses and other liabilities	32,010
Net cash provided by operating activities	18,920
Cash flows from financing activities:	
Proceeds from sale of stock	320,201
Net cash provided by financing activities	320,201
Net increase in cash and cash equivalents	339,121
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ 339,121
Supplemental cash flow disclosures:	
Cash paid during the year for:	
Interest	$ 1,039
Supplemental noncash disclosures:	
Noncash amounts received in exchange of shares issued:	
Investments owned	345,688
Accrued interest receivable	4,452
Prepaid assets	5,966
Receivable from Parent and other assets	120,582
Accrued expenses and other liabilities	(5,992)

The accompanying notes are an integral part of these financial statements.

St. Germain Securities, Inc.

Notes to Financial Statements

Year Ended December 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The financial statements include the accounts of St. Germain Securities, Inc., (the "Company") a wholly-owned subsidiary of D.J. St. Germain Company, Inc. ("DJS").

DJS was organized as a Massachusetts corporation on August 24, 1955 for the purpose of doing business as a broker and dealer in securities. DJS is engaged in the handling of customer security transactions and the management of brokerage accounts. The Company is registered as a broker dealer with the Securities and Exchange Commission, is a member of the Financial Industry Regulatory Authority ("FINRA") and is licensed as a broker dealer in all 50 states.

Accounting for Investments and Revenue Recognition

Investments owned are recorded at fair value with changes in fair value recorded in earnings. Cost is determined on the specific identification method.

Investment transactions (and related commissions) are recorded on the date the securities are purchased or sold (trade date). Dividends on common shares are recorded on the record date. Income from other investments is recorded as earned on an accrual basis. Realized gains and losses are determined on the specific identification of the securities sold.

The Company groups its financial assets measured at fair value in three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine the fair value.

Level 1 Fair values designated as Level 1 are valued based upon unadjusted quoted prices in active markets for identical assets that the reporting entity has the ability to access at the measurement date.

Level 2 Fair values designated as Level 2 are valued based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted prices that are observable for the asset, either directly or by correlation or other means.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting for Investments and Revenue Recognition (concluded)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company has no liabilities reported at fair value.

Income Taxes

The Company is part of an affiliated group which files a consolidated tax return. Pursuant to a tax allocation agreement by and amongst the members of the affiliated group, the consolidated tax liability is allocated to the members of the group on the basis of the percentage of the total tax which the tax of such member, if computed on a separate return, would bear to the total amount of the taxes for all members of the group so computed ("separate return liability method").

The Company does not have any uncertain tax positions at December 31, 2010 which require accrual or disclosure. The Company records interest and penalties as part of income tax expense. No interest or penalties were recorded for the period ended December 31, 2010. The consolidated DJS income tax returns are subject to review and examination by federal and state taxing authorities. These returns are currently open to audit under applicable statuses of limitations by the Internal Revenue Service for the years ended December 31, 2006 through 2009. The years open to examination by state taxing authorities vary by jurisdiction; no years prior to 2006 are open.

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less when purchased to be cash equivalents.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Concentration Risks

During the period ended December 31, 2010, the Company had amounts in excess of $100,000 in a brokerage account. Amounts are insured by the Securities Investors Protection Corporation ("SIPC") up to $500,000, of which no more than $100,000 may be in cash. The Company's principal clearing firm carries additional protection on terms similar to SIPC for account net equity in excess of $500,000. These balances fluctuate during the year. Management monitors the clearing firm regularly, along with their balances, and seeks to keep this potential risk to a minimum.

The Company's primary source of revenue is commissions and fees resulting from transactions with an investment advisor related through common ownership.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

Investments at fair values at December 31, 2010, all of which are valued using Level 2 inputs, are as follows:

Corporate bonds	$ 340,101

There are no assets or liabilities measured at fair value on a nonrecurring basis.

3. NET CAPITAL REQUIREMENT

The Company is currently exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or cash.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2010, the Company had net capital and a net capital requirement of $726,785 and $100,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .076 to 1 at December 31, 2010.

Schedule I

St. Germain Securities, Inc.

Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission

December 31, 2010

Computation of net capital

Total shareholders' equity		$ 758,942
Adjustments:		
Nonallowable assets:		
Accrued interest receivable	$ 2,736	
Prepaid expenses	5,686	8,422
Tentative net capital		750,520
Less:		
3% to 9% hair cut - debt securities		21,240
2% hair cut - money market		1,543
15% hair cut - equity securities		952
		23,735
Net capital		726,785
Computation of aggregate indebtedness net capital requirement: items (or $100,000, if greater) as shown in formula for reserve requirement pursuant to Rule 15c3-3 prepared as of date of net capital computation - Company		100,000
Excess net capital		$ 626,785

Computation of Reserve Requirement

The Company is currently exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between this computation of reserve requirement and the corresponding computation prepared by and included in the Company's unaudited Part II FOCUS Report Filing as of December 31, 2010.

St. Germain Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission (Concluded)

December 31, 2010

Computation of aggregate indebtedness:

Accounts payable and accrued expenses	$	54,992

Computation of basic net capital requirement:

6 2/3% of aggregate indebtedness	$	3,666
Minimum net capital required	$	100,000
Excess net capital	$	626,785
Excess net capital at 1,000 percent	$	721,286
Ratio: Aggregate indebtedness to net capital		.076

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder's of St. Germain Securities, Inc.:

In planning and performing our audit of the financial statements of St. Germain Securities, Inc., for the period August 1, 2010 (date of inception) to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 25, 2011

WOLF
& COMPANY, P.C.

Independent Accountant's Report

To the Board of Directors
DJ St Germain Company, Inc
Springfield, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period August 1, 2010 (date of inception) to December 31, 2010, which were agreed to by DJ St. Germain Company, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). DJ St. Germain Company, Inc. management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   No findings noted.

2. For all or any portion of the period August 1, 2010 (date of inception) to December 31, 2010, compared the amounts reported on the audited Form X-17A-5 with the amounts reported in Form SIPC-7.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

   No findings noted.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

   No findings noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts

February 25, 2011

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(31-REV 5/10)

For the fiscal year ended ________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 8098
B.	Less payment made with SIPC-6 filed (exclude interest) ________ Date Paid	(5615)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	0
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,483
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $________	
H.	Overpayment carried forward $(________)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

St. Germain Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the ____ day of ________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,142,573
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	7,142,573
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,486,081
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	414,694
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	3,900,775
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,818	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________	
Enter the greater of line (i) or (ii)	2,818
Total deductions	3,903,593
2d. SIPC Net Operating Revenues	$ 3,238,980
2e. General Assessment @ .0025	$ 8098

(to page 1 but not less than $150 minimum)